UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

1200 Brickell Avenue, Suite 1950 #IP 1346
Miami, Florida 33131
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

EXPLANATORY NOTE

NervGen Pharma Corp. (the “Company” or the “Registrant”) is filing this Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2026 (the “Original 6-K”), to amend and restate its unaudited condensed consolidated interim financial statements for the three months and six months ended June 30, 2026 and 2025 (the “Restatement Period”) and corresponding management’s discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2026.

Subsequent to the issuance of the unaudited condensed consolidated interim financial statements included in the Original 6-K as of, and for the Restatement Period, the Company discovered certain errors requiring corrective adjustments which impacted the presentation of financial statements in prior periods. In particular, the corrective adjustments identified by the Company are to revise non-cash valuation errors in the Company’s accounting for stock options and certain outstanding derivative warrant liabilities, reducing previously reported stock-based compensation expense and warrant liabilities, with corresponding adjustments to unrealized gains and losses on warrant derivatives, and to revise the classification of share issuance costs. The aforementioned corrective adjustments do not have any impact on the Company’s cash position, cash flow, or liquidity.

Accordingly, the audit committee of the Board of Directors of the Company, based on the recommendation of, and after consultation with, the Company’s management, have determined that the unaudited condensed consolidated financial statements and the corresponding management’s discussion and analysis of financial condition and results of operations for the Restatement Period, as presented in Exhibits 99.1 and 99.2, respectively, in the Original 6-K should no longer be relied upon. Readers are advised to refer to Exhibits 99.1 and 99.2 in this Form 6-K/A instead. The Company is also updating certain risk factors as set forth below related to the Company. The following risk factors supplement and update the risk factors previously disclosed in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025, filed with the Commission on March 31, 2026 (the “Annual Report”), and should be read in conjunction with the risk factors set forth in the Annual Report.

INCORPORATION BY REFERENCE

This contents of this Report on Form 6-K/A are incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-296217) and the Company’s Registration Statements on Form S-8 (File Nos. 333-292927 and 333-295632), to be a part thereof from the date on which this Report on Form 6-K/A is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

We identified material weaknesses in our internal control over financial reporting, which resulted in the restatement of our financial statements for prior quarterly and year-to-date periods. If remediation of these material weaknesses are not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or operating results, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Our Audit Committee, based on the recommendation of, and after consultation with, our management, has concluded that we have material weaknesses in our internal control over financial reporting relating to (i) the methodology used to derive key valuation inputs, including expected volatility, was not documented and (ii) responsibility for preparing and reviewing complex accounting matters was concentrated in a small number of finance personnel, which reduced the attention available to prepare and review these estimates and did not provide sufficient segregation of duties. The effects of errors in such accounting resulted in misstatements of warrant derivative liabilities, unrealized gains and losses on warrant derivatives, stock-based compensation expense, stock-based payment reserve, and accumulated deficit in our previously issued financial statements, resulting in a restatement of the condensed consolidated financial statements contained in our Annual Report on Form 40-F for the year ended December 31, 2025 and the unaudited interim financial information included in Form 6-K for the quarterly period ended June 30, 2026, as the Audit Committee, based on the recommendation of, and after consultation with, our management, determined that the aggregate effect of the individual errors in each period was material to the condensed consolidated financial statements for such periods. Please see “Restatement of Previously Issued Financial Statements” for more information about the material weaknesses that we identified and our planned remediation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded through testing that these controls are effective. We cannot provide any assurances that the measures that we are planning to take will be sufficient to remediate our existing material weakness or prevent future material weaknesses from occurring.

Although we plan to complete the remediation process described in “Restatement of Previously Issued Financial Statements” and the associated evaluation and testing as quickly as possible, we may not be able to do so and our initiatives may prove not to be successful. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered during the evaluation and testing process, we will be unable to assert that our internal control over financial reporting is effective. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

The restatement of our prior quarterly and annual financial statements may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings and regulatory inquiries.

As discussed in “Restatement of Previously Issued Financial Statements” included elsewhere, we determined to restate our condensed financial statements as of and for the three and six month period ended June 30, 2026 and the year ended December 31, 2025 after we identified material misstatements of warrant derivative liabilities, unrealized gains and losses on warrant derivatives, stock-based compensation expense, stock-based payment reserve, and accumulated deficit in our previously issued financial statements. As a result of these errors and the resulting restatement of our condensed financial statements for the impacted periods, we have incurred, and may continue to incur, unanticipated costs for accounting and legal fees in connection with or related to the restatement, and have become subject to a number of additional risks and uncertainties, including the increased possibility of litigation and regulatory inquiries. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Amended and Restated Condensed Consolidated Interim Financial Statements for three and six months ended June 30, 2026 and 2025.
99.2	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2026.
99.3	Form 52-109F2 Certificate of Interim Filings by CEO.
99.4	Form 52-109F2 Certificate of Interim Filings by CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: October 16, 2026	By:	/s/ Keith Vendola
Name: Keith Vendola
Title: Chief Financial Officer